SCHEDULE 13D

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.10)

Lument Finance Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

55025L108

(CUSIP Number)

Anthony Gilsoul

Global Compliance – Head of Beneficial Ownership Reporting

AXA Investment Managers S.A.

6 place de la Pyramide

92800 Puteaux

France

0033144459754

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22,2022

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: 

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 55025L108

1		NAMES OF REPORTING PERSONS AXA S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,340,780
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,340,780
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,340,780
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40%
14		TYPE OF REPORTING PERSON (See Instructions) FI, HC

SCHEDULE 13D

CUSIP No. 55025L108

1		NAMES OF REPORTING PERSONS XL Bermuda Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,340,780
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,340,780
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,340,780
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 55025L108

1		NAMES OF REPORTING PERSONS XL Group Investments Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,340,780
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,340,780
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,340,780
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 10”) amends the Schedule 13D filed on April 8, 2013 (the “Original Schedule 13D”), as previously amended on May 28, 2013 by Amendment No. 1 to Schedule 13D, on February 25, 2014 by Amendment No. 2 to the Schedule 13D, on March 7, 2014 by Amendment No. 3 to the Schedule 13D, on June 24, 2014 by Amendment No. 4 to the Schedule 13D, on July 23, 2014 by Amendment No. 5 to the Schedule 13D, on December 29, 2016 by Amendment No. 6 to the Schedule 13D, on June 16, 2017 by Amendment No. 7 to the Schedule 13D, on June 23, 2017 by Amendment No. 8 to the Schedule 13D and on January 18, 2018 by amendment No.9 (the Original Schedule 13D as so amended is collectively referred to herein as the “Schedule 13D”. This Amendment No. 10 relates to the common stock, par value $0.01 per share (“Common Stock”), of Lument Finance Trust, Inc. a Maryland real estate investment trust (the “Company”).

This Amendment No.10 is being filed to update the beneficial ownership information in the Schedule 13D as a result of the issuance (the “Offering”) by the Company of transferable rights to subscribe for 37,421,825 shares of Common Stock pursuant to the prospectus supplement filed by the Company pursuant to Rule 424(b)(5) on January 7, 2022 supplementing the prospectus filed by the Company with the Securities and Exchange Commission on August 6, 2021 (the “Prospectus”) and the issuance of 27,277,269 shares of Common Stock by the Company upon the exercise of such rights. None of the Reporting Persons purchased any of the new shares of Common Stock issued via the exercise of the transferable rights received.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“ Common Stock”), of Lument Finance Trust Inc., a Maryland real estate investment trust (“REIT”) (the “Company ”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 230 Park Avenue 20th Floor, New York, NY 10169.

The Company was originally formed as Five Oaks Investment Corp. in 2012. The Company’s name was changed to Hunt Companies Finance Trust, Inc. in January 2018 after Hunt Companies, Inc became the investment manager of the Company. The Company’s name was changed again on December 28th, 2020 to Lument Finance Trust, Inc. The Company’s investments are managed by OREC Investment Management, LLC, d/b/a Lument Investment Management, a Delaware limited liability company and affiliate of ORIX Corporation USA.

Item 2. Identity and Background

Item 2(a) to (c) of the Schedule 13D is hereby amended in its entirety as follows:

(a) This Schedule 13D is being filed by AXA Investment Managers S.A. on behalf of

· AXA S.A., a French Société Anonyme (“AXA”),

· XL Group Investments Ltd, a Bermuda exempted company (“XLGI Ltd”),

· XL Bermuda Ltd, a Bermuda exempted company (“XL Bermuda”).

AXA, XLGI Ltd and XL Bermuda are “The Reporting Persons”.

AXA completed its acquisition of XL Group Ltd, the prior ultimate parent of each of XLGI Ltd and XL Bermuda, in September 2018.

XL Bermuda was formed through the amalgamation under Bermuda law of XL Insurance (Bermuda) Ltd and XL Re Ltd (the “Amalgamation”). As a result of the Amalgamation, the property of each amalgamating company became the property of XL Bermuda as the amalgamated company, including XL Insurance (Bermuda) Ltd’s beneficial ownership of Common Stock.

XL Group Investments LLC (“XLGI LLC”) was a former Reporting Person for the purpose of this filing. It was dissolved on 04 October 2021.

XL Investments Ltd, formerly a Reporting Person, merged with and into XL Bermuda on 30 September 2021 (the “Merger”). As a result of the Merger, the property of XL Investments became the property of XL Bermuda as the surviving company.

(b) The address of the principal office of AXA is 25 avenue Matignon, 75008 Paris, France.

The address of the principal office of XLGI Ltd and XL Bermuda is O’Hara House, One Bermudiana Road, Hamilton HM 08, Bermuda.

Each of the entities, directors and executive officers named on Schedule I (each, a “Scheduled Person” and collectively, the “Scheduled Persons”) is listed thereon, which Schedule I is incorporated by reference herein.

c) The principal businesses of AXA are property-casualty insurance, life & savings, and asset management.

AXA is a holding company for an international group of insurance and related financial service companies, including each of the Reporting Persons.

The principal business of XLGI Ltd is providing investment-related services solely to XL Bermuda and various other subsidiaries of XL Group Ltd.

The principal business of XL Bermuda is the provision of insurance and reinsurance coverages to industrial, commercial and professional firms, insurance companies and other enterprises on a worldwide basis.

The principal business of each of the Scheduled Persons is listed on Schedule I, which Schedule I is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended in its entirety as follows:

(a), (b) As of February 22,2022, AXA, XL Bermuda and XLGI Ltd may be deemed to beneficially own 3,340,780 shares of Common Stock, representing 6.40% of the outstanding shares of Common Stock. All percentages of the outstanding Common Stock are based on (i) the 52,225,152 shares of Common Stock outstanding as of February 22,2022, made up of the 27,277,269 shares of Common Stock reported as issued by the company in its announcement of the final results of its transferable rights offering in a press release dated February 22,2022 combined with the 24,947,883 shares of Common Stock previously outsanding as reported by the company in its Quarterly Report pursuant to section 13 or 15(d) of the Exchange Act (Form 10-Q) filed with the SEC on November 9,2021 for the quarterly period ended September 30, 2020.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to note that pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit 99.1 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7. Material to be Filed as Exhibits

Exhibit 24.1	Amended Limited Power of Attorney, dated as of January 4 th, 2022 executed by the Reporting Persons.
Exhibit 24.2	Power of Attorney, dated as of October 15th, 2020, executed by AXA.
Exhibit 99.1.	Amended Joint Filing Agreement, dated as of January 4 Th ,2022 by and among XLGI Ltd, XL Bermuda and AXA.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24,2022

AXA S.A.

By: /s/ Anthony Gilsoul

Name: Anthony Gilsoul

Title: Attorney-in-Fact, duly authorized under Power of Attorney effective as of October 15th, 2020 by and on behalf of AXA S.A.

XL Bermuda Ltd

By: /s/ Anthony Gilsoul

Name: Anthony Gilsoul

Title: Attorney-in-Fact, duly authorized under Power of Attorney effective as of January 4th, 2022 by and on behalf of XL Bermuda Ltd.

XL Group Investments Ltd

By: /s/ Anthony Gilsoul

Name: Anthony Gilsoul

Title: Attorney-in-Fact, duly authorized under Power of Attorney effective as of January 4th,2022 by and on behalf of XL Group Investments Ltd.

SCHEDULE I

Schedule I of the Schedule 13D is hereby amended in its entirety as follows:

XL Bermuda Ltd is a wholly owned subsidiary of XL Group Ltd, which is a wholly owned subsidiary of AXA.

XLGI Ltd is a wholly owned subsidiary of XL Reinsurance America Inc , which is a wholly owned subsidiary of X.L. America, Inc.

X.L. America, Inc. is a wholly owned subsidiary of XL Financial Holdings (Ireland) Limited, which is a wholly owned subsidiary of XL Bermuda.

AXA is organized in France with its principal place of business located at 25 avenue Matignon, 75008 Paris, France.

XL Group Ltd is incorporated in Bermuda with its principal place of business located at O’Hara House, One Bermudiana Road, Hamilton HM 08, Bermuda.

XL Bermuda is incorporated in Bermuda with its principal place of business located at O’Hara House One Bermudiana Road, Hamilton HM 08, Bermuda.

XL Financial Holdings (Ireland) Limited is organized in Ireland with its principal place of business located at XL House, 8 St. Stephen’s Green, Dublin 2, Ireland.

X.L. America, Inc. is organized in Delaware with its principal place of business located at Seaview House, 70 Seaview Avenue, Stamford, CT 06902.

XL Reinsurance America Inc . is organized in New York with its principal place of business located at 70 Seaview Avenue, Stamford, CT 06902.

XLGI Ltd is incorporated in Bermuda with its principal place of business located at O’Hara House, One Bermudiana Road, Hamilton HM 08, Bermuda.

Set forth below is the name, business address, and present principal occupation of each of the executive officers and directors of each of the Reporting Persons. Except as otherwise indicated, each such person is a citizen of the United States.

AXA

Name	Present Business Address	Present Principal Occupation
Directors:
Denis Duverne (citizen of France)	25 avenue Matignon, 75008 Paris, France	Chairman of the Board of Directors of AXA
Thomas Buberl (citizen of Germany)	25 avenue Matignon, 75008 Paris, France	Chief Executive Officer of AXA
Patricia Barbizet (citizen of France)	25 avenue Matignon, 75008 Paris, France	Independent Director
Martine Bièvre (citizen of France)	25 avenue Matignon, 75008 Paris, France	Director representing the employees
Helen Browne (citizen of Ireland)	25 avenue Matignon, 75008 Paris, France	Director, employee shareholders’ representative
Jean-Pierre Clamadieu (citizen of France)	25 avenue Matignon, 75008 Paris, France	Senior Independent Director of AXA
Bettina Cramm (citizen of Germany)	25 avenue Matignon, 75008 Paris, France	Director representing the employees
Clotilde Delbos (citizen of France)	25 avenue Matignon, 75008 Paris, France	Independent Director
Rachel Duan (citizen of China)	25 avenue Matignon, 75008 Paris, France	Independent Director
Guillaume Faury (citizen of France)	25 avenue Matignon, 75008 Paris, France	Independent Director
Ramon Fernandez (citizen of France)	25 avenue Matignon, 75008 Paris, France	Independent Director
André François-Poncet (citizen of France)	25 avenue Matignon, 75008 Paris, France	Independent Director
Antoine Gosset-Grainville (citizen of France)	25 avenue Matignon, 75008 Paris, France	Independent Director
Isabel Hudson (citizen of United Kingdom)	25 avenue Matignon, 75008 Paris, France	Independent Director
Dr. Angelien Kemna (citizen of the Netherlands)	25 avenue Matignon, 75008 Paris, France	Independent Director
Ramon de Oliveira (citizen of France and Argentina)	25 avenue Matignon, 75008 Paris, France	Independent Director
Marie-France Tschudin (citizen of Switzerland)	25 avenue Matignon, 75008 Paris, France	Independent Director
Executive Officers Not Otherwise Listed Above:
George Stansfield (citizen of the United States of America)	25 avenue Matignon, 75008 Paris, France	Deputy Chief Executive Officer and Group General Secretary
Frédéric de Courtois	25 avenue Matignon, 75008 Paris, France	Group Deputy Chief Executive Officer
Helen Browne (citizen of Ireland)	25 avenue Matignon, 75008 Paris, France	Group General Counsel
Patrick Cohen (citizen of France)	25 avenue Matignon, 75008 Paris, France	Chief Executive Officer of AXA France
Ulrike Decoene (citizen of Belgium and Germany)	25 avenue Matignon, 75008 Paris, France	AXA Group Head of Communication, Brand and Sustainability
Georges Desvaux (citizen of France)	25 avenue Matignon, 75008 Paris, France	Chief Strategy and Business Development Officer
Scott Gunter	25 avenue Matignon, 75008 Paris, France.	Chief Executive Officer of AXA XL
Alban de Mailly Nesle (citizen of France)	25 avenue Matignon, 75008 Paris, France	Group Chief Financial Officer
Marco Morelli (citizen of Italy)	25 avenue Matignon, 75008 Paris, France	Executive Chairman of AXA Investment Managers
Jacques de Peretti (citizen of France)	25 avenue Matignon, 75008 Paris, France	Chairman & Chief Executive Officer of AXA France
Antimo Perretta (citizen of Switzerland)	25 avenue Matignon, 75008 Paris, France	Chief Executive Officer Europe
Karima Silvent (citizen of France)	25 avenue Matignon, 75008 Paris, France	Chief Human Resources Officer
Gordon Watson	25 avenue Matignon, 75008 Paris, France	Chief Executive Officer Asia

XLGI Ltd

Name	Present Business Address	Present Principal Occupation
Directors:
Mary Hayward (citizen of British Overseas Territories)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda.	Director
Mark Twite (citizen of Bermuda and United Kingdom)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda.	Director
Executive Officers Not Otherwise Listed Above:
None

XL Bermuda

Name	Present Business Address	Present Principal Occupation
Directors:
Charles Cooper (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Executive Officer, Reinsurance
Charles Scott Gunter	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Director
Doina Palici-Chehab (citizen of France and Germany)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda.	Director
Jacques de Peretti (citizen of France)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda.	Director
William Pollett (citizen of the United Kingdom and British Overseas Territories)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda.	Director
Alessandrea Quane	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda.	Director
Davis Patrick Tannock (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Alternate Director to all Directors
Executive Officers Not Otherwise Listed Above:
Paul Simons (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Executive Officer, Reinsurance
Davis Patrick Tannock (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Executive Officer, Insurance
Claudette Hodgson (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Financial Officer, Reinsurance
Mark Twite (citizen of Bermuda and the United Kingdom)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Senior Vice President
Collin Dill (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Financial Officer, Insurance
Simon Argent (citizen of Canada and the United Kingdom)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Risk Officer and Head of Financial Risk Management
Leila Madeiros (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Compliance Officer, Money Laundering Reporting Officer and Data Privacy Officer
Mandy White (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Head of Human Resources